UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410309

(CUSIP Number)

P. Rupert Russell, Esq.
Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons

JABAM, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,445,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,445,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,445,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions) CO

1. Names of Reporting Persons

Jeffrey A. Berg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,000
8. Shared Voting Power 5,445,600
9. Sole Dispositive Power 30,000
10. Shared Dispositive Power 5,445,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,475,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons

Matador Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,445,600
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,445,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,445,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of NTN Buzztime, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 5966 La Place Court, Carlsbad, CA 92618.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) JABAM, Inc. ("JABAM"), Jeffrey A. Berg and Matador Capital Partners, L.P. (the "Fund") (collectively, the "Filers").

(b) The business address of JABAM, Mr. Berg and the Fund is:

200 First Avenue North, Suite 201, St. Petersburg, FL 33701

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

JABAM is the general partner of the Fund. Mr. Berg is the President and controlling shareholder of JABAM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JABAM is incorporated in Florida Mr. Berg is a United States citizen. Fund is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
The Fund	Working Capital	$4,134,094.50
Mr. Berg	PF-Individal Retirement Account	$17,700

Item 4. Purpose of Transaction

Mr. Berg became a Board member of the Issuer on August 19, 2008 and Chairman of the Board of the Issuer on November 18, 2008.

The Filers have been accumulating the Common Stock as part of their investment purposes. In pursuing their investment purposes, the Filers may (subject to any applicable restriction arising from Mr. Berg currently being a Board member) from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss (subject to any applicable restriction arising from Mr. Berg currently being a Board member) such matters with the Issuer's management, other Board members, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D with respect to the investment in the Issuer (subject to any applicable restriction arising from Mr. Berg currently being a Board member). The Filers may reconsider and change their plans or proposals relating to the Stock at any time (subject to any applicable restriction arising from Mr. Berg currently being a Board member).

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. JABAM is a corporation and serves as the general partner of the Fund with the power to invest in, vote and dispose of the Stock on behalf the Fund. The limited partners of the Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Only Mr. Berg as a limited partner in the Fund individually has an interest through the Fund in more than 5% of the outstanding Stock. Mr. Berg is the President and controlling shareholder of JABAM. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of JABAM and Mr. Berg disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of the Fund should not be construed as an admission any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

(c) The Fund purchased 1,250,000 shares of Stock of the Issuer on December 12, 2008 from Media General, Inc. at a purchase price per share of $0.1275. There were no other transactions in the Stock by the Filers during the 60 days before the date on the cover page.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

JABAM is the general partner of the Fund pursuant to an agreement of limited partnership that grants to JABAM the authority, among other things, to invest the funds of such investment partnership in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnership. Pursuant to such agreement, JABAM is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 1,500,000 shares of the Stock were purchased on September 19, 2008 from Media General, Inc., subject to the terms of and governed by an agreement incorporated by reference in this Schedule 13D as Exhibit B (the "Initial Agreement") and 1,250,000 shares of the Stock were purchased on December 12, 2008 from Media General, Inc., subject to the terms of and governed by an agreement substantially on the terms of the Initial Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (incorporated by reference to Schedule 13D filed by Jeffrey A. Berg on September 29, 2008)
Exhibit B Share Purchase Agreement (incorporated by reference to Share Purchase Agreement dated September 19, 2008 between the Fund and Media General, Inc. filed as Exhibit 10.1 to Schedule 13D/A filed by Media General, Inc. on September 23, 2008)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008
JABAM, INC. By: /s/ Jeffrey A. Berg, President
MATADOR CAPITAL PARTNERS, L.P. By: JABAM, Inc., General Partner By: /s/ Jeffrey A. Berg, President
JEFFREY A. BERG By: /s/ Jeffrey A. Berg

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